January 27, 2014

John Grzskiewicz

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Ascendant Deep Value Convertibles Fund (fka Ascendant Diversified Income & Growth Fund)

Dear Mr. Grzskiewicz:

On November 27, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”) filed Post-Effective Amendment No. 570 to its Registration Statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  This Amendment was filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to make revisions relating to a new investment objective and principal investment strategies for Ascendant Diversified Income & Growth Fund and to change the name of Fund to Ascendant Deep Value Convertibles Fund (the “Fund”).  You provided the following comments on January 10, 2014 to the Amendment by phone to Cassandra Borchers.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

Please discuss the maturity parameters, if any, for convertible and income-producing securities in which the Fund may investor provide any guidelines with respect to investments in these securities.

Response.  Registrant has revised the prospectus to clarify the fact that the Fund may invest in convertible and income-producing securities of any maturity.

Comment 2.  Please review the Fund's principal investment strategy and principal risks disclosures to ensure that the Fund’s Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus in consideration of the Barry Miller letter and revised the disclosure related to derivatives to clarify the Fund’s use of options.  Registrant believes the revised derivatives-related disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 3.  In the introduction paragraph of the section entitled “Performance” in the Fund’s Prospectus, please add a sentence noting the change in strategy and the date this change became effective.

Response.  The requested revisions have been made.

Comment 4. Regarding the performance information contained in the section entitled “Adviser’s Prior Performance Information” of the Fund’s Prospectus, please confirm whether this information was calculated using the standardized SEC method.  If the standard method was not used, please disclose how the performance information was calculated and how it differs from the standard method.

Response.  Registrant has confirmed that the Standardized SEC Method was used to calculate the Adviser’s prior performance as presented in the prospectus.

Comment 5.  The Staff notes that Mark Garbin is listed as Lead Independent Trustee and Chairman of Valuation Committee.  Please add details of this position to the “Board Leadership Structure” section of the Fund’s Statement of Additional Information.

Response.  Mr. Garbin is listed as Lead Independent Trustee and Chairman of Valuation Committee in regards to his position as a trustee for the Forethought Variable Insurance Trust. The Registrant does not have a Lead Independent Trustee or Chairman of Valuation Committee and, as such, respectfully declines to make the requested change.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

Cassandra Borchers

Cassandra Borchers